07021469

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

February 26, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 31	February 26, 2007	Letter Enclosing Postal Ballot – Notice pursuant to Section 192A(2) of the Companies Act, 1956 seeking shareholders' consent for issue of Warrants to its Promoter / Promoter group on Preferential Basis convertible into equity shares being sent to the Shareholders of the Company

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

RECEIVED
2007 MAR -5 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[illegible] Post Box [illegible] Mumbai [illegible]
Gram 'RELCOMCOP', Phone [illegible] 2278 5000, [illegible]
Telefax [illegible] Website [illegible]

February 26, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Postal Ballot – Issue of Warrants on Preferential Basis

Pursuant to Clause 31 of the Listing Agreement, we forward herewith six (6) copies of the Notice pursuant to Section 192A(2) of the Companies Act, 1956 seeking shareholders' consent for issue of Warrants to its Promoter / Promoter group on Preferential Basis exercisable into equal number of equity shares being sent to the Shareholders of the Company, for your information and records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

Copy to (*alongwith a copy of subject Notice*):

National Securities Depository Limited
Trade World, A wing, 4th & 5th Floors,
Kamala Mills Compound,
Lower Parel, Mumbai - 400 013.

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th Floor, Dalal Street
Mumbai - 400 023

Reliance
Industries Limited

Regd. Office: 3rd Floor, Maker Chambers IV, 222 Nariman Point, Mumbai 400 021, India

POSTAL BALLOT

Notice pursuant to Section 192A(2) of the Companies Act, 1956

Notice is hereby given that the draft Resolution set out below shall be passed through Postal Ballot in accordance with Section 81(1A) of the Companies Act, 1956 (the "Act") read with Section 192A of the Act and the Rules made thereunder and the Board of Directors of the Company (the "Board") proposes the same for the approval by members:

An Explanatory Statement pursuant to Section 192A(2) and Section 173(2) of the Act setting out all material facts pertaining to the Resolution is annexed hereto alongwith a Postal Ballot Form for consideration of members.

The Board has appointed Dr. S. D. Israni, Practising Company Secretary, as Scrutinizer for conducting the voting through Postal Ballot in a fair and transparent manner.

Members are requested to carefully read the instructions printed in the Postal Ballot Form and return the said Postal Ballot Form **(no other form or photocopy thereof is permitted)** duly completed, in the attached self addressed postage prepaid envelope so as to reach the Scrutinizer on or before Thursday, March 29, 2007. Since response received from Members after March 29, 2007 shall be treated as if no response is received in terms of Rule 5(f) of the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001, Members are requested to send the duly completed Postal Ballot Forms well before March 29, 2007 providing sufficient time for postal transit. The Scrutinizer will submit his Report and the result of the Postal Ballot shall be announced at the Registered Office of the Company on Friday, March 30, 2007.

Draft Resolution to be passed through Postal Ballot:

To consider and, if thought fit, to pass the following resolution as a Special Resolution :

"RESOLVED THAT pursuant to the provisions of Section 81(1A) and all other applicable provisions, if any, of the Companies Act, 1956 including any statutory modification(s) or re-enactment thereof for the time being in force and in accordance with the relevant provisions of the Memorandum and Articles of Association of the Company, the rules / regulations / guidelines, if any, prescribed by the Securities and Exchange Board of India and/or any other regulatory authority, the listing agreement entered into by the Company with the Stock Exchanges where the equity shares of the Company are listed and subject to approval(s), consent(s), permission(s) and/or sanction(s), if any, of appropriate authorities, institutions or bodies as may be required, and subject to such conditions as may be prescribed by any of them while granting any such approval(s), consent(s), permission(s), and/or sanction(s), the Board of Directors of the Company (hereinafter referred to as "the Board", which term shall include any Committee of the Board constituted / to be constituted to exercise its powers, including the powers conferred by this Resolution) be and is hereby authorised on behalf of the Company to create, offer, issue and allot warrants, entitling the warrant holder(s) from time to time to apply for equity shares of the Company in one or more tranches, to promoter / promoter group whether or not they are members of the Company, on preferential placement basis through offer letter and/or circular and/or information memorandum and/or private placement memorandum and/or such other documents/writings, in such manner and on such terms and conditions as may be determined by the Board in its absolute discretion, provided that the aggregate number of resultant equity shares of the Company to be issued against such warrants shall not exceed 12 (twelve) crore fully paid equity shares of the face value of Rs.10 each at a price equal to:

(a) The average of the weekly high and low of the closing prices of the Company's shares quoted on the stock exchange (National Stock Exchange of India Limited) during the six months preceding the 'relevant date'; or

(b) The average of the weekly high and low of the closing prices of the Company's shares quoted on a stock exchange (National Stock Exchange of India Limited) during the two weeks preceding the 'relevant date',

whichever is higher; the 'relevant date' for this purpose being February 27, 2007;

RESOLVED FURTHER THAT the resultant equity shares to be issued and allotted upon exercise of right attached to the warrants in accordance with the terms of the offer(s) shall rank *pari passu* with the then existing equity shares of the Company in all respects and be listed on domestic stock exchanges where the equity shares of the Company are listed;

RESOLVED FURTHER THAT for the purpose of giving effect to the issue or allotment of the warrants and equity shares arising therefrom, the Board be and is hereby authorised on behalf of the Company to take all actions and do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary, proper or desirable for such purpose and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in the proposed issue, offer and allotment of the said warrants and equity shares arising therefrom, including utilization of the issue proceeds, without being required to seek any further consent or approval of members or otherwise to the end and intent that members shall be deemed to have given their approval thereto expressly by the authority of this resolution;

RESOLVED FURTHER THAT the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors or any Director(s) or officer(s) of the Company to give effect to this resolution."

By Order of the Board
Vinod M. Ambani
President and Company Secretary

Mumbai,
February 24, 2007

Explanatory Statement pursuant to Section 192A(2) and Section 173(2) of the Companies Act, 1956

As the members are aware, the Company is pursuing growth opportunities in the existing businesses of oil, gas, petroleum refining, petrochemicals and also in retail, directly or through its subsidiaries / affiliates. The Company is also examining several other investment opportunities.

To augment the long term resources of the Company for meeting the fund requirements of existing and new businesses and for general corporate purposes, including investments, it is proposed to issue, on preferential basis to promoter and entity/entities in the promoter group of the Company in accordance with the 'Guidelines for Preferential Issues' contained in Chapter XIII of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines, 2000 ("the Guidelines"), upto 12 (twelve) crore warrants, entitling the warrant holders to apply for equivalant number of fully paid equity shares of the Company.

The issue of equity shares arising through the issuance of warrants will be at a price equal to:

a) The average of the weekly high and low of the closing prices of the Company's shares quoted on the stock exchange (National Stock Exchange of India Limited) during the six months preceding the 'relevant date'; or

b) The average of the weekly high and low of the closing prices of the Company's shares quoted on a stock exchange (National Stock Exchange of India Limited) during the two weeks preceding the 'relevant date';

whichever is higher.

The 'relevant date' for determining the issue price of the resultant equity shares which will be allotted against warrants shall be February 27, 2007, being the date which is 30 days prior to the last date for assent to this resolution by requisite majority of members by way of Postal Ballot i.e. March 29, 2007 which is deemed to be the date of holding of the general meeting in terms of Section 192A of the Act read with the relevant rules thereunder.

An amount equivalent to 10% of the issue price shall be payable on subscription to the warrants.

The warrant holders shall be entitled to apply for and be allotted, in one or more tranches, one equity share of the face value of Rs.10 each of the Company per warrant, any time after the date of allotment of warrants but on or before the expiry of 18 months from the date of allotment of such warrants. Upon exercise of the right to apply for equity shares, the warrant holders will be liable to make the payment of the balance amount, being 90% of the issue price. The amount paid will be adjusted/set off against the issue price of the resultant equity shares. The Board (or a Committee thereof) upon receipt of the entire payment towards issue price, shall allot one equity share per warrant. If the entitlement against the warrants to apply for the equity shares is not exercised within the specified period of 18 months, such entitlement shall lapse and the amount paid on such warrants shall stand forfeited.

The warrant holders shall also be entitled to future bonus / rights issue(s), if any, of equity shares or other securities convertible into equity shares by the Company in the same proportion and manner as any other shareholder of the Company and the Company shall reserve proportion of such entitlement for the warrant holders.

Letters of intent from Anumati Mercantile Pvt.Ltd., Bahar Trading Pvt.Ltd., Bhumika Trading Pvt.Ltd., Ekansha Enterprise Pvt.Ltd., Eklavya Mercantile Pvt.Ltd. Pusti Commercials Pvt.Ltd., Krish Commercials Pvt.Ltd., Priyash Commercials Pvt.Ltd., Nityapriya Commercials Pvt.Ltd., Kardam Commercials Pvt.Ltd., and Kshitij Commercials Pvt.Ltd. (companies belonging to the Promoter group) agreeing to subscribe to the offer have been received. In the event, any of the warrants remaining unsubscribed by any of the aforesaid companies for any reason whatsoever, the same will be offered and allotted by the Board at its absolute discretion to any other entity owned and controlled by the Promoter group.

The warrants issued under the preferential offer shall be subject to lock-in for a period of three years from the date of allotment. The lock-in on the shares allotted on exercise of the option attached to the warrants shall be reduced to the extent the warrants have already been locked-in. However, the locked-in warrants / equity shares may be transferred to and amongst promoter / promoter group subject to continuation of lock-in in the hands of transferee for the remaining period.

The shareholding pattern and the identity of the proposed allottees before and after the preferential issue considering full allotment of equity shares arising out of the issue of warrants is given below:

Shareholders	Percentage of shareholding before the proposed preferential allotment of shares	Percentage of shareholding after the proposed preferential allotment of shares
Promoter and Promoter Group		
A: Proposed Allottees of Warrants		
1. Anumati Mercantile Pvt. Ltd.		
2. Bahar Trading Pvt. Ltd.,		
3. Bhumika Trading Pvt. Ltd.		
4. Ekansha Enterprise Pvt. Ltd.		
5. Eklavya Mercantile Pvt. Ltd.		
6. Pusti Commercials Pvt. Ltd.	19.21	25.62
7. Krish Commercials Pvt. Ltd.		
8. Priyash Commercials Pvt. Ltd.,		
9. Nityapriya Commercials Pvt. Ltd.		
10. Kardam Commercials Pvt. Ltd.		
11. Kshitij Commercials Pvt.Ltd.		
B. Individuals/Hindu Undivided Family / Bodies Corporate [other than those in (A) above]	24.12	22.20
C. Others (Petroleum Trust)	7.51	6.92
Sub Total	50.84	54.74
Public Shareholding		
Institutions and FIIs	27.97	25.75
Non-Institutions	17.59	16.19
GDRs	3.60	3.32
Sub Total	49.16	45.26
Total	100.00	100.00

The allotment and despatch of the warrants in terms of the resolution set out in the accompanying Notice shall be completed within 15 days from the date of passing the resolution.

The Auditors' certificate certifying that the issue of the warrants is being made in accordance with the Guidelines will be available for inspection at the Registered Office of the Company during 11.00 am and 4.00 pm on any working day up to the last date for voting under postal ballot.

The equity shares arising out of issue of warrants pursuant to the Resolution shall rank pari passu in all respects with the then existing equity shares of the Company and will be listed on domestic stock exchanges where the equity shares of the Company are listed.

Pursuant to the provisions of Section 81(1A) of Companies Act, 1956, any offer or issue of shares in a company to persons other than the holders of the equity shares of a company or to such holders otherwise than in proportion to the capital paid up, requires prior approval of the shareholders in general meeting by a Special Resolution. In terms of Section 192A of the Act, a listed company may propose any resolution to be passed through Postal Ballot in accordance with the Companies (Passing of the Resolution by Postal Ballot) Rules, 2001. Although not mandatory, as a measure of good corporate governance the Board is seeking members' approval through postal ballot process instead of convening a general meeting, to facilitate wider participation in the decision making process by the members.

Members are requested to communicate their response by way of assent or dissent in writing in the Postal Ballot Form sent herewith in accordance with the instructions set out therein.

The Board commends the Special Resolution as set out in the Notice for members' approval.

Shri Mukesh D. Ambani, being the Promoter Director, may be deemed to be concerned or interested in the Special Resolution to the extent of warrants that may be subscribed by the companies/bodies corporate of the promoter group. None of the other Directors of the Company is, in any way, concerned or interested in the resolution.

By Order of the Board
Vinod M. Ambani
President and Company Secretary

Mumbai,
February 24, 2007

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

February 26, 2007

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record :-

Sr No	**Requirement under Listing Agreement with domestic Stock Exchanges**	**Letter dated**	**Subject matter**
1	Clause 36	February 27, 2007	Media Release regarding initiation of necessary steps to implement the proposal of preferential offer of warrants to the Company's Promoter / Promoter group.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl: a/a

Reliance
Industries Limited

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021.
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070
Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

February 26, 2007

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attn: Shri S. Subramanian, DCS-CRD
Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

Trading Symbol: 'RELIANCE EQ'
Fax No. 2659 8237 / 38

Dear Sir,

Sub : Postal Ballot – Issue of Warrants on Preferential Basis

Pursuant to Clause 31 of the Listing Agreement, we forward herewith six (6) copies of the Notice pursuant to Section 192A(2) of the Companies Act, 1956 seeking shareholders' consent for issue of Warrants to its Promoter / Promoter group on Preferential Basis exercisable into equal number of equity shares being sent to the Shareholders of the Company, for your information and records.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited,**

S. Sudhakar
Assistant Vice President
Corporate Secretarial

Encl : a/a

Copy to (*alongwith a copy of subject Notice*):

National Securities Depository Limited
Trade World, A wing, 4th & 5th Floors,
Kamala Mills Compound,
Lower Parel, Mumbai - 400 013.

Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers
16th Floor, Dalal Street
Mumbai - 400 023

Media Release

Reliance

Promoters to Pick up Stake in RIL at Rs1402 Per Share

Mumbai, February 26, 2007: Reliance Industries Limited (RIL) has initiated the necessary steps to implement its proposal of the Preferential Offer of Warrants to its Promoter / Promoter group pursuant to the Board Meeting held on 24th February 2007.

Consent of the Shareholders is being sought through a Postal Ballot. The issue price of the shares arising out of exercise of the warrants will be Rs.**1402**. This price is the average of the weekly high and low of the closing prices of the Company's equity shares quoted on the National Stock Exchange of India Limited during the two weeks preceding the relevant date i.e. 27th February 2007.

The above price of Rs.1402 is as against the price of Rs.1253 per share being the average of the weekly high and low of the closing prices of the Company's equity shares quoted on the National Stock Exchange of India Limited during the six months preceding the relevant date i.e. 27th February 2007.

The last date for receipt of the Postal Ballot from the Shareholders is 29th March 2007. The Company is expected to announce the results of the resolution being passed through Postal Ballot on 30th March 2007.

Reliance Industries Limited

Reliance Industries Limited (RIL) is India's largest private sector company on all major financial parameters with turnover of Rs 89,124 crore (US$ 20 billion), cash profit of Rs 13,174 crore (US$ 3 billion), net profit of Rs 9,069 crore (US$ 2 billion), net worth of Rs 49,804 crore (US$ 11 billion) and total assets of Rs 93,095 crore (US$ 20.9 billion).

RIL is the first and only private sector company from India to feature since 2004 *Fortune Global 500* list of 'World's Largest Corporations' and ranks amongst the world's Top 200 companies in terms of profits. RIL emerged in the world's 10 most respected energy/chemicals companies and amongst the top 50 companies that create the most value for their shareholders in a global survey and research conducted by PricewaterhouseCoopers and *Financial Times* in 2004. RIL also features in the *Forbes Global* list of world's 400 best big companies and in *FT Global 500* list of world's largest companies.

Corporate Communications
Maker Chambers IV
5th Floor, Nariman point
Mumbai 400 021, India
Internet : www.ril.com

Telephone : 2278 5568, 2278 5585
2278 5000
Telefax : (+91 22) 2278 5185
E-mail : ccd@ril.com

END